10-3-94               General Reporting Rules                      2018-E

         The official text of Form 12b-25 is shown below. However, it has been reduced for editorial reasons and should be enlarged to 8 1/2" by 11" before use or copies may be obtained from the SEC Office of Publications at 202- 942-4046 or from an SEC regional office [see 30,211]. NOTE: Form 12b-25 may also be used by small business issuers to notify the SEC of the late filing of FORM 10-KSB and Form 10-QSB.


UNITED STATES                                    OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION               OMB Number:  3235-0058
Washington, D.C. 20549
                                                 Estimated average burden
                                                 Hours per response......2.50
FORM 12b-25
                                                 Commission File Number: 0-21547
NOTIFICATION OF LATE FILING

(Check One): [X]Form 10-KSB  []Form 20-F  []Form 11-K  []Form 10-Q  []Form N-SAR

          For Period Ended:  February 28, 1998
          [ ] Transition  Report on Form 10-K
          [ ] Transition  Report on Form 20-F
          [ ] Transition Report  on Form  11-K
          [ ] Transition  Report on Form 10-Q
          [ ] Transition  Report  on Form  N-SAR
          For the  Transition  Period Ended:

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART I--REGISTRANT INFORMATION

Meisenheimer Capital, Inc.
Full Name of Registrant


Former Name if Applicable

46 Quirk Road
Address of Principal Executive Office (Street and Number)

Milford, Connecticut  06460
City, State and Zip Code

PART II-- RULES 12b-25(b) AND (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b- 25(b), the following should be completed. (Check box if appropriate)

                  (a)      The reasons  described in  reasonable  detail on Part
                           III of this  form  could  not be  eliminated  without
                           unreasonable effort or expense;
[ X  ]            (b)      The  subject  annual  report,  semi-annual
                           report, transition report on Form 10-K, Form 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;
                           and
                  (c)      The accountant's  statement or other exhibit required
                           by Rule 12b-25(c) has been attached if applicable.

PART III- NARRATIVE

State below in reasonable detail why the Form 10-K, Form 10-KSB, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period, (Attach Extra Sheets if Needed)

         The Company is still awaiting outside confirmations to supply to auditors necessary for auditors to complete annual audit.

PART IV-- OTHER INFORMATION

(1)      Name and telephone number of person in regard to this notification

         Richard J. Blumberg Esq.           (212)      448-1100
                  (Name)                (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer no, identify repo XX Yes No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or por Yesof? XX No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




                           Meisenheimer Capital, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  May 27, 1998                  By  /s/ Richard C. Meisenheimer
    --------------------------         ----------------------------
                                        Richard Meisenheimer, Vice President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).


                                                GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchanged on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13- (b) of Regulation S-T.


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